Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rules 13.09 and 13.10B of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement on Resolutions Passed at the Third Meeting of the Eighth Session of the Board of Directors of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

15 June 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2018-040

ANNOUNCEMENT OF

CHINA SOUTHERN AIRLINES COMPANY LIMITED ON

RESOLUTIONS PASSED AT THE THIRD MEETING OF THE EIGHTH

SESSION OF THE BOARD OF DIRECTORS

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

I. The convening of the Board meeting

On 15 June 2018, the third meeting of the eighth session of the Board of China Southern Airlines Company Limited (the “Company”) was held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC. Seven Directors are eligible to attend the Board meeting and five Directors attended the Board meeting. Director Mr. Zhang Zi Fang, who did not attend the meeting because of business reasons, authorized Director Mr. Tan Wan Geng to vote on his behalf. Independent Director Mr. Jiao Shu Ge, who did not attend the meeting because of business reasons, authorized Independent Director Mr. Tan Jin Song to vote on his behalf. Mr. Wang Chang Shun, the chairman of the Board, chaired this meeting. The convening, voting and other procedures of this meeting were in compliance with the relevant requirements of PRC Company Law and the articles of association of China Southern Airlines Company Limited (the “articles of association of the Company”).

II. The consideration and approval on the Board meeting

The Directors who were present at the Board meeting considered and voted, and unanimously passed the following resolutions:

In order to broaden financing channels and meet corporate capital needs, according to the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China, the Administrative Measures on Issuance and Trading of Corporate Bonds and other relevant laws, regulations and regulatory documents, as well as Article 176 of the articles of association of the Company and the general mandate on issuance of debt financing instruments approved at the 2017 annual general meeting of the Company.

It is approved that the Company to apply to China Securities Regulatory Commission to publicly issue corporate bonds in an amount of not more than RMB10 billion (including RMB10 billion) to qualified investors. During the two-year validity period approved by the China Securities Regulatory Commission, the Company will issue corporate bonds at one time or in installments, and authorize the general manager of the Company’s Finance Department to fully handle the matters related to the issuance of this corporate bond.

The details of the public issuance of corporate bonds are set out as follows:

1.    Size of issuance: The proposed issuance of the corporate bonds will be in an amount of not more than RMB10 billion (including RMB10 billion).

2.    Category and maturity: The corporate bonds, with a maturity not more than 10 years (including 10 years), may be issued through one single-term instrument or a portfolio of instruments with various terms.

3.    Interest rate: The coupon rate of the corporate bonds shall be determined by the Company and the lead underwriter based on market conditions.

4.    Use of proceeds: The proceeds will be utilized for purposes in compliance with the State’s laws and regulations, including but not limited to replenishing working capital, repayment of interest-bearing debts and/or external investments.

5.    Issuance method: The corporate bonds may be issued through public issuance to qualified investors in one or more tranches, with number and size of the tranches determined by the Company’s capital needs and market conditions.

6.    Arrangement for placement to shareholders: There is no arrangement for preferential placement to shareholders of the Company under the proposed issuance of corporate bonds.

7.    Guarantee measures for debt service: At least the following guarantee measures for debt service will be adopted in case of expected or actual failure to pay interests or repay the principal of the corporate bonds as scheduled or upon maturity:

(1)     Prohibition of distribution of dividend to shareholders;

(2)    Suspension of the capital expenditure items such as major external investments and mergers and acquisitions; and

(3)     Suspension of the provision of guarantees to third parties.

8.    Underwriting method: The corporate bonds will be underwritten by a syndicate led by the lead underwriter on a basis of standby commitment.

9.    Guarantee: The corporate bonds will be issued on the unsecured basis.

10.    Listing place: Subject to satisfaction of the listing conditions, the Company will submit an application for listing and trading of the corporate bonds with the Shanghai Stock Exchange as soon as possible upon completion of the issuance of the corporate bonds.

11.    Term of validity of the resolution: This resolution shall remain effective from the date of the passing at the Board meeting to the date of the 2018 annual general meeting of the Company. If the Board and/or its authorised person have resolved to issue the debt financing instruments within the term of the mandate and the Company has obtained the approval, permission or registration for the issuance from the relevant regulatory authorities within the term of the mandate, the Company may complete the issuance within the validity period of such approval, permission or registration.

12.    Mandate: To improve efficiency of the proposed issuance and within the extent permitted by laws and regulations, the Board has authorised the general manager of the Company’s Finance Department to deal with, at their sole discretion, all matters related to the proposed issuance of corporate bonds, including but not limited to:

(1)     subject to the State’s laws, regulations, relevant requirements of securities regulators and resolutions of general meeting of the Company and based on actual conditions of the Company and market, to formulate the specific plan for the issuance of the corporate bonds and make modifications and adjustments to its offering terms, including but not limited to issue size, maturity, categories, clawback mechanism, interest rate and the determination basis, timing of issuance (including tranches), availability of clauses including put option for investors and redemption clause, credit rating arrangements, specific subscription method, specific arrangement for placement, schedule and method for debt service, listing of bonds, termination of issuance, use of proceeds and any other matters in relation to the issuance terms;

(2)    to carry out on behalf of the Company all negotiations, signings of major agreements and other relevant matters relating to use of proceeds from the issuance of the corporate bonds, and make necessary information disclosure;

(3)     to engage intermediaries and handle the filing procedures related to the proposed issuance of the corporate bonds and, upon its completion, deal with matters related to the listing of the corporate bonds, including but not limited to authorisation, signing, execution, modification and completion of all documents, contracts, agreements, covenants, announcements and other legal instruments necessary for the issuance and listing of the corporate bonds, and to make relevant information disclosure pursuant to laws and regulations and other regulatory documents;

(4)    to select entrusted manager for the corporate bonds, sign the Agreement on Entrusted Management of Bonds and formulate the Rules of Procedures for Bondholders’ Meeting;

(5)    to make adjustments to the specific scheme for the proposed issuance of corporate bonds in accordance with the comments from the relevant regulatory authorities, in the case of any change in policies of regulatory authorities in relation to the proposed issuance of corporate bonds or any change of market conditions, except where voting at a general meeting is required by any relevant laws and regulations and the Articles of Association of the Company; and

(6)    to handle any other specific matters relating to issuance, listing and management within the duration of the corporate bonds.

The mandate above granted to the authorised persons by the Board shall remain effective from the date of passing this resolution at the Board meeting to the date on which the matters under the mandate are completed.

The issuance of the corporate bonds is subject to the approval by the China Securities Regulatory Commission.

Voting: For: 7 votes, Against: 0 note, Abstain: 0 vote. Voting result: Passed.

The Board of Directors of
China Southern Airlines Company Limited
15 June 2018